Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
June 30, 2016
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,954
Affiliates	931
Total operating revenues	3,885
Operating expenses:
Wholesale transmission service	849
Operation and maintenance	722
Depreciation and amortization	829
Provision in lieu of income taxes	257
Taxes other than amounts related to income taxes	450
Total operating expenses	3,107
Operating income	778
Other income and (deductions) - net	(23)
Nonoperating provision in lieu of income taxes	(8)
Interest expense and related charges	336
Net income	$427